SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 14, 2003

THE PROGRESSIVE CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	1-9518	34-0963169
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6300 Wilson Mills Road, Mayfield Village, Ohio   44143
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code 440-461-5000

Not Applicable

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

Item 9. Regulation FD Disclosure.
SIGNATURES
EXHIBIT INDEX
EX-99 PRESS RELEASE

Item 9. Regulation FD Disclosure.
SIGNATURES
EXHIBIT INDEX
EX-99 PRESS RELEASE

Item 9. Regulation FD Disclosure.

On November 14, 2003, The Progressive Corporation (the "Company") issued a News Release containing financial results of the Company for the month of October 2003 (the "News Release"). A copy of the News Release is attached hereto as Exhibit 99.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2003

THE PROGRESSIVE CORPORATION

By: /s/ W. Thomas Forrester
_____

Name: W. Thomas Forrester
Title: Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No. Under Reg. S-K Item 601	Form 8-K Exhibit No.	Description
99	99	News Release dated November 14, 2003, containing financial results of The Progressive Corporation for the month of October 2003

Exhibit No. Under Reg. S-K Item 601	Form 8-K Exhibit No.	Description
99	99	News Release dated November 14, 2003, containing financial results of The Progressive Corporation for the month of October 2003